Exhibit 99.1

Sapiens ALIS Receives the Highest Scores in Three
Categories in Recent North American Gartner Report
Evaluating 15 Life Insurance Vendors

Holon, Israel – October 13, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Sapiens ALIS for life and annuity providers received the highest product scores in the “New Application/Manual Underwriting,” “Policy Change” and “Service through Portals/Mobile” North American use case categories.

The “Critical Capabilities for Life Insurance Policy Administration Systems, North America” report by Gartner, which was published on September 13, 2016, quantified 15 North American life solutions in an effort to help guide insurance CIOs who are considering policy administration systems.

Out of the six total use case categories, Sapiens received the highest scores in three separate categories and scored in the top five in each of the other three categories in the report: “New Product Development/Launch,” “New Application/Automated Underwriting” and “Reporting and Data Management.”

“Many vendors are expanding the scope of their offering to include noncore capabilities such as document management, business process management, business intelligence, and customer and agent portals to better meet the emerging needs of buyers, to differentiate themselves and to support new initiatives such as digitalization,” wrote Gartner analysts Richard Thomas Natale and Kimberly Harris-Ferrante in the report. “Vendors are also investing in service-oriented architectures (SOA) to improve integration capability and to better address customer needs.”

“It is an honor to score the highest in three different categories from a wide North American vendor field,” said Alex Zukerman, vice president of product marketing and strategy for Sapiens' Life, Pension and Retirement division. We believe Sapiens ALIS’ advanced technology and impressive functionality have placed us in a leadership position in North America and that Sapiens ALIS’ leading digital capabilities are gaining recognition. We thank Gartner for its extensive research, which will help North American insurance CIOs who are considering system support for digitalization, data analytics and integration.”

Sapiens ALIS is a flagship solution designed to enable insurance carriers to quickly and efficiently address the challenges of a highly regulated marketplace. Our end-to-end, core solution suite supports the complete policy lifecycle across a wide variety of products in the life, pension, annuity and medical segments. ALIS life insurance software is complemented by Sapiens’ comprehensive delivery capabilities.

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Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com